June 3, 2020

Via EDGAR Correspondence Filing

Edward P. Bartz, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First Trust High Yield Opportunities 2027 Term Fund (the “Fund”)
File Nos. 333-237878, 811-23565

Dear Mr. Bartz:

We received your comments provided by telephone conference on June 2, 2020 regarding the Registration Statement on Form N-2 for the above captioned Fund as filed with the Securities and Exchange Commission on April 28, 2020 (the “Registration Statement”). This letter serves to respond to those comments. Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

PROSPECTUS

Prospectus Summary – Investment Policies and Strategies

1.	We note your response to Comment No. 11 in your letter to us dated May 29, 2020 regarding the six-month wind-down period. Please revise the paragraph under this section describing the periods in which the Fund may deviate from its investment policies and objective to reference such six month wind-down period.
Response:	The Prospectus has been revised as requested.

Prospectus Summary – Seven-Year Term

2.	We note your response to Comment No. 14 in your letter to us dated May 29, 2020. Please confirm that the disclosure in the Prospectus and the provisions of the Declaration of Trust relating to the extension of the Fund’s seven-year term upon shareholder approval will be removed.

Response: The Prospectus has been revised as requested. As confirmed in the above-referenced letter, Fund management commits to propose to the Board of Trustees (prior to requesting effectiveness of the Registration Statement) that the Fund’s Declaration of Trust be amended to remove the above-referenced provision in the Declaration regarding a further extension of the term of the Fund upon shareholder approval. The Fund understands that the foregoing amendment is necessary in order to seek effectiveness of the Registration Statement.

Prospectus Summary – Use of Leverage

3.	We note your response to Comment No. 15 in your letter to us dated May 29, 2020 and the corresponding proposed revision to the Prospectus. Please clarify further the disclosure in this section explaining what is meant by “effective leverage.” Also, please revise your responses to the aforementioned comment wherein the Fund commits to “seek to” accomplish the requested actions to affirmatively state that the Fund “will” accomplish such actions.

Response: The Prospectus has been revised as requested to further describe “effective leverage.” The Fund confirms it will comply with Section 18 of the 1940 Act. In this regard, the Fund will use derivative instruments (if any) in a manner it determines to be appropriate in light of Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (April 18, 1979), the Staff’s related no-action letters and other published Staff interpretative materials.

Prospectus Summary – Summary of Principal Risks – Anti-Takeover and Other Provisions in the Declaration and By-Laws.

4.	Please insert a paragraph break in this section at the sentence beginning “[i]n addition, the Declaration contains provisions governing the bringing of claims. . . .” In the newly created paragraph, please include disclosure relating to such “bringing of claims,” including with respect to the forum selection provision and the waiver of jury trials, as currently described in the SAI as referenced in our Comment No. 8 below. Furthermore, please add in this section disclosure to the effect that “[t]hese provisions limit a shareholder’s right to bring claims against the Fund in a court a shareholder might deem preferable” and that “[t]here is doubt as to whether a court would enforce any of these provisions.”

Response: The Prospectus has been revised to insert a paragraph break as requested and to include the above-referenced disclosure currently in the SAI. In addition, the Prospectus has been further revised to state the following:

The provisions regarding Chosen Courts and waiver of jury trials limit a shareholder’s right to bring claims against the Fund in a court a shareholder might deem preferable. A court may not choose to enforce these provisions.

Summary of Fund Expenses

5.	In the Annual Expenses table, please remove from the header the parenthetical “Assumes Leverage is Used.” This may be moved to a footnote. In addition, please add a footnote to clarify that the management fee reflected in the table is on the basis of net assets attributable to Common Shares and that the management fee to be charged on the basis of Managed Assets is 1.35%.
Response:	The Prospectus has been revised as requested.

Risks – Portfolio Turnover Risk

6.	We note your response to Comment No. 29 in your letter to us dated May 29, 2020. Please confirm in light of the Fund’s anticipated annual portfolio turnover rate it believes this risk disclosure is still appropriate.

Response: The Fund confirms it believes its disclosure pertaining to portfolio turnover has been appropriately reflected in the Prospectus, as revised.

Certain Provisions in the Declaration of Trust and By-Laws

7.	Please clarify that the terms of the following section to not apply to the extension of the term of the Fund:

In addition, although amendments to the Declaration do not otherwise require a shareholder vote, these term provisions in the Declaration may not be amended except by the affirmative vote or consent by holders of at least two-thirds of the shares outstanding and entitled to vote, provided however that such vote shall be by the majority of the outstanding voting securities as defined in the 1940 Act (“Majority Shareholder Vote”) if the amendment has previously been approved by the affirmative vote of two-thirds of the Trustees.

Response: The above referenced disclosure has been removed from the Prospectus. Fund management commits to propose to the Board of Trustees (prior to requesting effectiveness of the Registration Statement) that the Declaration of Trust be revised to remove the provision relating to such statement and instead provide that the term may not be extended in such manner beyond the Board’s ability to extend the stated term by one period of six months. The Fund understands that the foregoing amendment is necessary in order to seek effectiveness of the Registration Statement.

STATEMENT OF ADDITIONAL INFORMATION

Certain Provisions in the Declaration of Trust

8.	Please move the disclosure under this section in the SAI beginning with the paragraph that starts “[i]f a demand is rejected as set forth above . . .” through the end of this section to the Prospectus. In addition, please revise the following paragraph

The provisions of the Declaration, any By-laws of the Fund and any contract or agreement entered into by the Fund governed by applicable state law do not affect the rights of any shareholder under any provision of the 1933 Act, the 1934 Act or the 1940 Act, or any rule, regulation or order of the Securities Exchange Commission thereunder.

as follows:

The provisions of the Declaration, any By-laws of the Fund, including the procedures applicable to derivative claims, Chosen Courts, and waiver of jury trial, and any contract or agreement entered into by the Fund governed by applicable state law do not affect, waive or limit the rights of any shareholder with respect to any claims arising under any provision of the 1933 Act, the 1934 Act or the 1940 Act, or any rule, regulation or order of the Securities Exchange Commission thereunder.

Response:	The Prospectus has been revised as requested.

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We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Jonathan A. Koff at (312) 845-2978, Morrison C. Warren at (312) 845-3484 or the undersigned at (312) 845-3273.

Very truly yours,
Chapman and Cutler LLP
By	/s/ Walter Draney
Walter Draney

cc: Amy Lum, Esq.; First Trust Portfolios L.P.